UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  June, 2007

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

EXPLANATORY NOTE

IN CONNECTION WITH NEW GUIDELINES FOR THE PRESENTATION OF RESULTS IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS, GRUPO TELEVISA, S.A.B. IS RE-SUBMITTING ITS CONSOLIDATED FINANCIAL INFORMATION FOR FIRST QUARTER 2007 IN A NEW FORMAT.

THE INFORMATION SUBMITTED ON THIS FORM 6-K SUPERSEDES THE INFORMATION PREVIOUSLY SUBMITTED IN APRIL 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 1	YEAR: 2007
GRUPO TELEVISA, S.A.B.
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	81,377,478	100	79,257,283	100

s02	CURRENT ASSETS	45,704,447	56	34,477,220	44
s03	CASH AND SHORT-TERM INVESTMENTS	30,859,026	38	18,392,996	23
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	9,053,818	11	9,741,838	12
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	817,895	1	1,421,149	2
s06	INVENTORIES	3,887,139	5	3,948,729	5
s07	OTHER CURRENT ASSETS	1,086,569	1	972,508	1
s08	LONG-TERM ASSETS	5,732,496	7	9,300,686	12
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED	2,004,849	2	7,145,193	9
	SUBSIDIARIES AND ASSOCIATES
s11	OTHER INVESTMENTS	3,727,647	5	2,155,493	3
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	21,057,711	26	20,592,536	26
s13	LAND AND BUILDINGS	14,185,417	17	14,051,839	18
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	22,381,166	28	21,112,070	27
s15	OTHER EQUIPMENT	3,494,294	4	3,098,453	4
s16	ACCUMULATED DEPRECIATION	20,114,776	25	18,542,012	23
s17	CONSTRUCTION IN PROGRESS	1,111,610	1	872,186	1
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,394,537	7	10,736,918	14
s19	OTHER ASSETS	3,488,287	4	4,149,923	5

s20	TOTAL LIABILITIES	43,890,715	100	45,478,043	100

s21	CURRENT LIABILITIES	7,524,694	17	6,264,240	14
s22	SUPPLIERS	3,430,885	8	3,194,710	7
s23	BANK LOANS	246,190	1	255,936	1
s24	STOCK MARKET LOANS	992,021	2	60,711	0
s103	OTHER LOANS WITH COST	90,586	0	83,188	0
s25	TAXES PAYABLE	679,903	2	372,979	1
s26	OTHER CURRENT LIABILITIES WHITHOUT COST	2,085,109	5	2,296,716	5
s27	LONG-TERM LIABILITIES	18,905,371	43	20,527,949	45
s28	BANK LOANS	6,934,835	16	3,835,401	8
s29	STOCK MARKET LOANS	10,849,634	25	15,445,082	34
s30	OTHER LOANS WITH COST	1,120,902	3	1,247,466	3
s31	DEFERRED LIABILITIES	15,408,712	35	17,833,058	39
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,051,938	5	852,796	2

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	37,486,763	100	33,779,240	100

s34	MINORITY INTEREST	1,831,676	5	1,289,338	4
s35	MAJORITY INTEREST	35,655,087	95	32,489,902	96
s36	CONTRIBUTED CAPITAL	14,656,736	39	14,822,493	44
s79	CAPITAL STOCK	10,229,044	27	10,394,801	31
s39	PREMIUM ON ISSUANCE OF SHARES	4,427,692	12	4,427,692	13
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	20,998,351	56	17,667,409	52
s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,277,111	94	30,575,336	91
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,737,069)	(15)	(5,478,869)	(16)
s80	SHARES REPURCHASED	(8,541,691)	(23)	(7,429,058)	(22)

CONSOLIDATED BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	30,859,026	100	18,392,996	100
s46	CASH	596,534	2	446,335	2
s47	SHORT-TERM INVESTMENTS	30,262,492	98	17,946,661	98

s07	OTHER CURRENT ASSETS	1,086,569	100	972,508	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,086,569	100	972,508	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	5,394,537	100	10,736,918	100
s48	DEFERRED EXPENSES (NET)	3,167,457	59	3,001,020	28
s49	GOODWILL	2,227,080	41	7,735,898	72
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	3,488,287	100	4,149,923	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,488,287	100	4,149,923	100

s21	CURRENT LIABILITIES	7,524,694	100	6,264,240	100
s52	FOREIGN CURRENCY LIABILITIES	2,097,157	28	2,352,978	38
s53	MEXICAN PESOS LIABILITIES	5,427,537	72	3,911,262	62

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,085,109	100	2,296,716	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	222,842	11	340,755	15
s89	ACCRUED INTEREST	96,458	5	102,303	4
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,765,809	85	1,853,658	81

s27	LONG-TERM LIABILITIES	18,905,371	100	20,527,949	100
s59	FOREIGN CURRENCY LIABILITIES	12,002,911	63	16,073,836	78
s60	MEXICAN PESOS LIABILITIES	6,902,460	37	4,454,113	22

s31	DEFERRED LIABILITIES	15,408,712	100	17,833,058	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	15,408,712	100	17,833,058	100

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,051,938	100	852,796	100
s66	DEFERRED TAXES	1,220,979	60	183,061	21
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	295,701	14	216,068	25
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	535,258	26	453,667	53

s79	CAPITAL STOCK	10,229,044	100	10,394,801	100
s37	CAPITAL STOCK (NOMINAL)	2,483,923	24	2,524,174	24
s38	RESTATEMENT OF CAPITAL STOCK	7,745,121	76	7,870,627	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	35,277,111	100	30,575,336	100
s93	LEGAL RESERVE	2,078,960	6	1,890,282	6
s43	RESERVE FOR REPURCHASE OF SHARES	4,504,542	13	6,038,123	20
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	27,959,982	79	21,298,903	70
s45	NET INCOME FOR THE YEAR	733,627	2	1,348,028	4

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(5,737,069)	100	(5,478,869)	100
s70	ACCUMULATED MONETARY RESULT	(34,256)	1	(34,256)	1
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(2,658,537)	46	(2,295,914)	42
s96	CUMULATIVE RESULT FROM FOREING CURRENCY TRANSLATION	(1,473,951)	26	(1,935,428)	35
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,139,179)	55	(3,139,179)	57
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	1,568,854	(27)	1,925,908	(35)

CONSOLIDATED BALANCE SHEETS
OTHER CONCEPTS
(Thousands of Mexican Pesos)

Final Printing
REF		CURRENT YEAR	PREVIOUS YEAR
	CONCEPTS
S		Amount	Amount

s72	WORKING CAPITAL	38,179,753	28,212,980
s73	PENSIONS AND SENIORITY PREMIUMS	1,904,518	1,473,462
s74	EXECUTIVES (*)	35	34
s75	EMPLOYEES (*)	16,252	15,325
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	335,946,146,016	341,556,389,967
s78	REPURCHASED SHARES (*)	57,438,753,615	27,716,980,434
s101	RESTRICTED CASH	0	138,414
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	440,314	15,598,430

     (*) THESE CONCEPTS ARE STATED IN UNITS

CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY THE 1st TO MARCH 31, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	8,231,924	100	7,776,227	100
r02	COST OF SALES	4,551,994	55	4,160,030	53
r03	GROSS PROFIT	3,679,930	45	3,616,197	47
r04	GENERAL EXPENSES	1,312,055	16	1,348,227	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,367,875	29	2,267,970	29
r08	OTHER INCOME AND (EXPENSE), NET	(695,615)	(8)	(92,297)	(1)
r06	INTEGRAL RESULT OF FINANCING	65,892	1	(221,556)	(3)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(195,288)	(2)	49,101	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	1,542,864	19	2,003,218	26
r10	INCOME TAXES	567,850	7	532,859	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	975,014	12	1,470,359	19
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	975,014	12	1,470,359	19
r19	NET INCOME OF MINORITY INTEREST	241,387	3	122,331	2
r20	NET INCOME OF MAJORITY INTEREST	733,627	9	1,348,028	17

CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	8,231,924	100	7,776,227	100
r21	DOMESTIC	7,180,169	87	6,846,942	88
r22	FOREIGN	1,051,755	13	929,285	12
r23	TRANSLATED INTO DOLLARS (***)	95,311	1	81,784	1

r08	OTHER INCOME AND (EXPENSE), NET	(695,615)	100	(92,297)	100
r49	OTHER INCOME AND (EXPENSE), NET	(695,459)	100	(90,232)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	156	(0)	2,065	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	65,892	100	(221,556)	100
r24	INTEREST EXPENSE	451,040	685	479,420	(216)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(11,814)	(18)	(11,633)	5
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	313,400	476	288,637	(130)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	287,157	436	29,773	(13)
r28	RESULT FROM MONETARY POSITION	(71,811)	(109)	(48,913)	22

r10	INCOME TAXES	567,850	100	532,859	100
r32	INCOME TAX, CURRENT	872,267	154	547,731	103
r33	INCOME TAX, DEFERRED	(304,417)	(54)	(14,872)	(3)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	8,766,462	8,393,994
r37	TAX RESULT FOR THE YEAR	2,485,279	3,314,788
r38	NET SALES (**)	38,772,736	35,052,991
r39	OPERATING INCOME (**)	13,988,419	11,850,412
r40	NET INCOME OF MAJORITY INTEREST (**)	8,058,980	7,146,416
r41	NET CONSOLIDATED INCOME (**)	8,772,251	8,324,729
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	699,596	655,670

   (**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
FROM JANUARY 1st TO MARCH 31, 2007 AND 2006
(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	8,231,924	100	7,776,227	100
rt02	COST OF SALES	4,551,994	55	4,160,030	53
rt03	GROSS PROFIT	3,679,930	45	3,616,197	47
rt04	GENERAL EXPENSES	1,312,055	16	1,348,227	17
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	2,367,875	29	2,267,970	29
rt08	OTHER INCOME AND (EXPENSE), NET	(695,615)	(8)	(92,297)	(1)
rt06	INTEGRAL RESULT OF FINANCING	65,892	1	(221,556)	(3)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED
	SUBSIDIARIES AND ASSOCIATES	(195,288)	(2)	49,101	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	1,542,864	19	2,003,218	26
rt10	INCOME TAXES	567,850	7	532,859	7
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	975,014	12	1,470,359	19
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	975,014	12	1,470,359	19
rt19	NET INCOME OF MINORITY INTEREST	241,387	3	122,331	2
rt20	NET INCOME OF MAJORITY INTEREST	733,627	9	1,348,028	17

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

r01	NET SALES	8,231,924	100	7,776,227	100
r21	DOMESTIC	7,180,169	87	6,846,942	88
r22	FOREIGN	1,051,755	13	929,285	12
r23	TRANSLATED INTO DOLLARS (***)	95,311	1	81,784	1

r08	OTHER INCOME AND (EXPENSE), NET	(695,615)	100	(92,297)	100
r49	OTHER INCOME AND (EXPENSE), NET	(695,459)	100	(90,232)	98
r34	EMPLOYEES' PROFIT SHARING, CURRENT	156	(0)	2,065	(2)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	65,892	100	(221,556)	100
r24	INTEREST EXPENSE	451,040	685	479,420	(216)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	(11,814)	(18)	(11,633)	5
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	313,400	476	288,637	(130)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	287,157	436	29,773	(13)
r28	RESULT FROM MONETARY POSITION	(71,811)	(109)	(48,913)	22

r10	INCOME TAXES	567,850	100	532,859	100
r32	INCOME TAX, CURRENT	872,267	154	547,731	103
r33	INCOME TAX, DEFERRED	(304,417)	(54)	(14,872)	(3)

   (***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

QUARTERLY CONSOLIDATED STATEMENTS OF INCOME
OTHER CONCEPTS
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	699,596	655,670

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 THROUGH MARCH 31, 2007 AND 2006
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

C		Amount	Amount

c01	CONSOLIDATED NET INCOME	975,014	1,470,359
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	1,178,764	587,172
c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,153,778	2,057,531
c04	RESOURCES PROVIDED OR USED IN OPERATION	2,310,772	2,626,209
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING
	ACTIVITIES	4,464,550	4,683,740
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	49,944	425,985
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(888,246)	261,087
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING
	ACTIVITIES	(838,302)	687,072
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	11,261,472	(2,510,918)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
	INVESTMENTS	14,887,720	2,859,894
c11	CASH AND SHORT-TERM INVESTMENTS AT THE
	BEGINNING OF PERIOD	15,971,306	15,533,102
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END
	OF PERIOD	30,859,026	18,392,996

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
	USING RESOURCES	1,178,764	587,172
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	699,596	655,670
c41	+ (-) OTHER ITEMS	479,168	(68,498)

c04	RESOURCES PROVIDED OR USED IN OPERATION	2,310,772	2,626,209
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	4,681,834	4,864,557
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(187,787)	131,848
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS
	RECEIVABLE AND OTHER ASSETS	569,886	(816,572)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(54,910)	89,001
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,698,251)	(1,642,625)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL
	FINANCING ACTIVITIES	49,944	425,985
c23	+ BANK FINANCING	0	0
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	(39,123)
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	49,944	465,108

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL
	FINANCING ACTIVITIES	(888,246)	261,087
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON SALE OF SHARES	0	0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(888,246)	261,087

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	11,261,472	(2,510,918)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(245,063)	(1,075,981)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(405,173)	(536,626)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS	0	0
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	13,583	196,735
c39	+ (-) OTHER ITEMS	11,898,125	(1,095,046)

RATIOS
CONSOLIDATED
Final Printing
REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P

	YIELD
p01	NET INCOME TO NET SALES	11.84%		18.90%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	22.60%		21.99%
p03	NET INCOME TO TOTAL ASSETS (**)	10.77%		10.50%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%		0.00%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(7.36)%		(3.32)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.47	times	0.44	times
p07	NET SALES TO FIXED ASSETS (**)	1.84	times	1.70	times
p08	INVENTORIES TURNOVER (**)	4.89	times	4.52	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	86.07	days	98.04	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.33%		10.09%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	53.93%		57.38%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.17	times	1.34	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	32.12%		40.51%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	89.77%		99.68%
p15	OPERATING INCOME TO INTEREST PAID	5.24	times	4.73	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.88	times	0.77	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	6.07	times	5.50	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT
	LIABILITIES	5.55	times	4.87	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	1.04	times	0.75	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	410.10%		293.61%

	STATEMENTS OF CHANGES
p21	RESOURCES FROM NET INCOME TO NET SALES	26.16%		26.45%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO
	NET SALES	28.07%		33.77%
p23	RESOURCES GENERATED (USED) IN OPERATING TO
	INTEREST PAID	9.89	times	9.76	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	(5.95)%		62.00%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY
	(USED FOR) FINANCING	105.95%		37.99%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO
	RESOURCES PROVIDED BY (USED FOR) INVESTMENT
	ACTIVITIES	(3.59)%		21.37%

  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED INFORMATION

Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$.02		$.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$.00		$.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$.00		$.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$.03		$.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$.00		$.00

d08	CARRYING VALUE PER SHARE	$.11		$.10

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$.00		$.00

d10	DIVIDEND IN SHARES PER SHARE	.00	shares	.00	shares

d11	MARKET PRICE TO CARRYING VALUE	5.31	times	3.88	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	23.56	times	17.55	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	.00	times	.00	times

  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)
CONSOLIDATED
Final Printing

STATEMENT OF CHANGES - ANALYSIS OF MAJOR CONCEPTS

LINE C43: "OTHER ITEMS" INCLUDES PS.10,024 OF RESALE OF SHARES, PS.(894,922)
OF REPURCHASE OF SHARES, AND PS.(3,348) RELATED TO THE RECONIGTION OF
SHARES AS AN AVAILABLE-FOR-SALE INVESTMENT.

THIS PRESENTATION WAS MADE AS DISCLOSED ABOVE DUE TO THE FACT THAT THE
CURRENT FORMAT FOR THE STATEMENT OF CHANGES IN FINANCIAL POSITION IS
RESTRICTED TO CERTAIN STANDARD CONCEPTS.

S53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FIRST QUARTER
OF 2007, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLES) FOR AN AMOUNT OF
PS.51,181, WHICH CANNOT BE PRESENTED IN S52 (FOREIGN CURRENCY LIABILITIES)
SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5
(ANALYSIS OF CREDITS).

(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED

Final Printing
							CAPITAL STOCK
			NUMBER OF SHARES				(Thousands of Mexican Pesos)
	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A			113,392,266,365		113,392,266,365		844,036
B			53,219,433,849		53,219,433,849		404,405
D			84,667,222,901		84,667,222,901		617,741
L			84,667,222,901			84,667,222,901	617,741
TOTAL			335,946,146,016	0	251,278,923,115	84,667,222,901	2,483,923	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	335,946,146,016

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE
TOTAL NUMBER OF SHARES ISSUED. SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE:	6/13/2007

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE:	TLEVISA	DATE:	6/13/2007

EXECUTIVES DATA
BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	RAÚL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES
SUBSIDIARIES

CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	20,496,880	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	832,164,980	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,371,155	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,151,315,826	91.16
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	CAMPUS AMERICA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	418,881,301	100.00
9	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	4,186,659	100.00
10	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
11	TELEPARABOLAS, S.L.	MAINTENANCE OF PARABOLIC DISHES	1,500	100.00
12	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	149,442,880	100.00
13	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	1,425,000	95.00
14	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	747,901	100.00
15	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	35,272,217	100.00
16	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
17	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES
ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	47,062
2	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	768
3	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	14,589
4	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	22,955
5	EN VIVO ESPECTACULOS, S. DE R.L.	LIVE ENTERTAINMENT IN
	DE C.V.	MEXICO	2	99.49	4,898	1,221
6	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	5,758
7	METROS CUBICOS, S.A. DE C.V.	PORTAL INTERNET	2,089,343	18.65	43,031	4,240
8	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	509,488
9	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	325,270	243,420
10	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES, S.A.	TELEVISION PROGRAMMING	8,018,405	40.00	1,787,007	896,913
11	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	7,538
12	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(8,889)
13	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMITION	4,343,399	50.00	1,028,822	259,786
	TOTAL INVESTMENT IN ASSOCIATES				4,525,713	2,004,849

	OTHER PERMANENT INVESTMENTS					3,727,647

	TOTAL				4,525,713	5,732,496

CREDITS BREAK DOWN
(Thousands of Mexican Pesos)
																CONSOLIDATED
																Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5	CURRENT	UNTIL 1	UNTIL 2	UNTIL 3	UNTIL 4	UNTIL 5
					YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR	YEAR
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35					1,000,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70				1,162,460
BANAMEX, S.A.	NA	5/6/2003	5/1/2008	8.93		240,000	240,000
BANK OF AMERICA	YES	3/31/2000	3/31/2010	6.57							414	138	552	28,268
SUNTRUST BANK MIAMI, NATIONAL	YES	5/1/1999	4/1/2008	4.50							5,518		3,311
LEASING DE COLOMBIA	YES	6/28/2004	6/28/2009	13.79							31	10	129	115
LEASING DE OCCIDENTE	YES	4/29/2004	4/29/2007	15.86							79

OTHER
TOTAL BANKS					-	240,000	240,000	1,162,460	1,000,000	4,500,000	6,042	148	3,992	28,383	-	-
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
UDI DENOMINATED-NOTES	NA	4/14/2000	4/13/2007	8.15	992,021
HOLDERS	YES	9/13/2001	9/13/2011	8.41												793,979
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,310,500
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,621,000
HOLDERS	YES	9/19/2003	9/19/2013	9.86												124,155
SECURED
TOTAL STOCK MARKET					992,021	0	0	0	0	0	0	0	0	0	0	10,849,634
SUPPLIERS
VARIOUS	NA	3/31/2007	3/31/2008			1,869,311
VARIOUS	YES	3/31/2007	3/31/2008									1,561,574
TOTAL SUPPLIERS					-	1,869,311	-	-	-	-	-	1,561,574	-	-	-	-

OTHER LOANS WITH COST
(S103 AND S30)
VARIOUS	NA
VARIOUS	YES	9/8/2000	9/8/2015								66,958	23,628	101,570	113,887	127,697	777,748
TOTAL OTHER LOANS WITH COST					-	-	-	-	-	-	66,958	23,628	101,570	113,887	127,697	777,748

OTHER CURRENT LIABILITIES
WHITHOUT COST (S26)
VARIOUS	NA					1,646,302
VARIOUS	YES											438,807
TOTAL CURRENT LIABILITIES WHITHOUT COST					-	1,646,302	-	-	-	-	-	438,807	-	-	-	-

TOTAL					992,021	3,755,613	240,000	1,162,460	1,000,000	4,500,000	73,000	2,024,157	105,562	142,270	127,697	11,627,382

NOTES
THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY
WERE AS FOLLOWS:

$ 11.0350 PESOS PER U.S. DOLLAR
0.0050 PESOS PER COLOMBIAN PESO

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
	DOLLARS		OTHER CURRENCIES		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,414,487	26,643,864	179,933	1,985,561	28,629,425

LIABILITIES POSITION	1,275,458	14,074,679	48,019	529,889	14,604,568

SHORT-TERM LIABILITIES POSITION	147,190	1,624,242	47,494	524,096	2,148,338

LONG-TERM LIABILITIES POSITION	1,128,268	12,450,437	525	5,793	12,456,230

NET BALANCE	1,139,029	12,569,185	131,914	1,455,672	14,024,857

NOTES

CURRENT ASSET INCLUDES  U.S.$264,890 THOUSAND DOLLARS RELATED  TO  A LONG-TERM  ACCOUNT RECEIVABLE,  AND U.S.$70,241  THOUSAND
DOLLARS OF LONG-TERM  NOTES RECEIVABLE WHICH ARE CLASSIFIED AS NON-CURRENT ASSETS.

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

          PS. 11.0350  PESOS PER U.S. DOLLAR
                 14.7506  PESOS PER EURO
                   3.5654  PESOS PER ARGENTINEAN PESO
                   0.0206  PESOS PER CHILEAN PESO
                 11.0350  PESOS PER PANAMANIAN BALBOA
                   0.0050  PESOS PER COLOMBIAN PESO
                   3.4703  PESOS PER PERUVIAN NUEVO SOL
                 11.0350  PESOS PER ECUADORIAN SUCRE
                   0.0051  PESOS PER VENEZUELAN BOLIVAR
                   8.8000  PESOS PER SWISS FRANC

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.12,456,230 IS REPORTED AS FOLLOWS:

REF S27 LONG-TERM LIABILITIES                                                 PS.  12,002,911
REF S69 OTHER LONG-TERM LIABILITIES                                  PS.      453,319

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)
					CONSOLIDATED
					Final Printing
			(ASSET) LIABILITY		MONTHLY
MONTH	MONETARY	MONETARY	MONETARY	MONTHLY	PROFIT
	ASSETS	LIABILITIES	POSITION	INFLATION	AND (LOSS)

JANUARY	47,081,430	28,070,275	(19,011,155)	0.51	(98,174)

FEBRUARY	39,029,517	20,096,022	(18,933,495)	0.27	(52,919)

MARCH	45,312,049	30,401,078	(14,910,971)	0.25	(37,277)

RESTATEMENT			-		(653)

CAPITALIZATION			-		-

FOREIGN CORP.			-		(995)

OTHER			-		118,207

TOTAL					(71,811)

OTHER CONCEPTS:
CAPITALIZED RESULT FOR MONETARY POSITION					0

NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES: (PS.36,618),  FROM MONE-
              TARY POSITION DERIVED FROM  DEFERRED TAXES,  WHICH  WAS  CLASSI-
              FIED  IN  THE  DEFERRED   INCOME   TAX   PROVISION   IN   ACCORDANCE
              WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES,
              PS.30,222 OF A MONETARY EFFECT ACCOUNTED FOR AS ACCUMULATED
              OTHER COMPREHENSIVE RESULT AND PS.125,194 REGISTERED IN OTHER
              EXPENSES NET.

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing
FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

THE AGREEMENTS OF THE  U.S.$300 MILLION (OF WHICH APPROXIMATELY U.S.$71.9 MILLION
ARE OUTSTANDING AS OF MARCH 31, 2007), U.S.$600 MILLION AND U.S.$300 MILLION SENIOR
NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2025 AND 2032, RESPECTIVELY,
CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES
ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND
LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR
SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$11.3
MILLION ARE OUTSTANDING AS OF MARCH 31, 2007), ISSUED BY INNOVA, S. DE R.L. DE C.V.
("INNOVA") WITH MATURITY IN 2013, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY
OF INNOVA AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  LIENS,
SALES AND LEASEBACKS, RESTRICTED PAYMENTS, ASSET SALES, AND CERTAIN MERGERS,
CONSOLIDATIONS AND SIMILAR TRANSACTIONS.

ACTUAL SITUATION OF FINANCIAL RESTRICTIONS

AT MARCH 31, 2007, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0

CORPORATIVO SANTA FE	HEADQUARTERS	0	0

TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0

TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING.	0	0

REAL ESTATE	LAND AND UNOCCUPIED, BUILDING,	0	0

	PARKING LOTS, ADMINISTRATIVE	0	0

	OFFICES, RADIO ANTENNAS,	0	0

	TELEVISION STATIONS FACILITIES.	0	0

TRANSMISSION STATIONS	BROADCASTER STATIONS.	0	0

PUBLISHING:		0	0

EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0

	STORAGE AND DISTRIBUTION OF	0	0

	MAGAZINES AND NEWSPAPERS.	0	0

RADIO:		0	0

SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCASTER STATIONS.	0	0

CABLE TELEVISION:		0	0

CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0

	AND TRANSMISSION EQUIPMENT.	0	0

OTHER BUSINESSES:		0	0

IMPULSORA DEL DEPORTIVO -	SOCCER, SOCCER TEAMS, TRAINING	0	0

NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0

DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM.	0	0

NOTES

MAIN RAW MATERIALS

					CONSOLIDATED
					Final Printing
	MAIN		MAIN	DOM.	COST
DOMESTIC	SUPPLIERS	FOREIGN	SUPPLIERS	SUBST.	PRODUCTION
					(%)

PROGRAMS AND FILMS	ALAMEDA
	FILMS, S.A.				2.46
	CINEMATOGRAFICA
	RODRIGUEZ, S.A.				1.05
	DISTRIBUIDORA
	MUNDIAL DE
	VIDEOS,
	S.A.				0.88
	DISTRIBUIDORA RO-
	MARI, S.A. DE C.V.				0.64
	GUSSI, S.A. DE C.V.				1.72
	NUVISION, S.A.				1.15
	PELICULAS RODRI-
	GUEZ, S.A.				0.48
	PRODUCCIONES
	GALUBI,
	S.A.				1.41
	SECINE, S.A. DE C.V.				0.33
	OTHER				1.32
		PROGRAMS AND FILMS	ALLIANCE ATLAN-
			TIS INTERNATIONAL
			DISTRIBUTION	NO	0.59
			BUENAVISTA
			INTERNATIONAL,
			INC.	NO	0.92
			CONSTELLATION
			PICTURES, INC.	NO	0.69
			CROMOSOMA,
			S.A.	NO	0.49
			DREAMWORKS
			LLC.	NO	1.84
			HALLMARK ENTER
			TAINMENT	NO	1.30
			INDEPENDENT
			INTERNATIONAL
			T.V. INC.	NO	0.95
			METRO GOLDWYN
			MAYER INTERNATI
			ONAL	NO	4.22
			MOVIEMEX
			INTERNATIONAL,
			INC.	NO	5.77
			MTV NETWORKS
			A DIVISION OF
			VIACON, INT.	NO	3.78
			MULTIFILMS
			BV	NO	1.01
			NELVANA
			INTERNATIONAL
			LIMITED	NO	1.72
			PARAMOUNT
			PICTURES ,
			CORP.	NO	10.40
			SONY PICTURES
			TELEVISION
			INTERNATIONAL	NO	12.79
			STUDIO CANAL
			IMAGE	NO	0.52
			TELEMUNDO
			INTERNATIO
			NAL, LLC.	NO	0.55
			TOEI
			ANIMATION
			CO., LTD	NO	0.54
			TWENTIETH CEN-
			TURY FOX, INC.	NO	5.76
			UNIVERSAL
			STUDIOS INTER-
			NATIONAL, B.V.	NO	10.52
			WARNER BROS.
			INTERNATIONAL
			TELEVISION	NO	20.83
			VENTURA
			FILMS
			DISTRIBUTORS
			B.V.	NO	0.51
			OTHER	NO	2.86
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.				4.40
		HILTI BOLT	HILTI MEXICANA,
			S.A. DE C.V.	NO	0.01
		SWITCH	CABLENETWORK
			MEXICO	NO	0.02
		TWO OUTLET DEVICE AC 200	TVC CORPORATION	YES	0.02
		DECODER	MOTOROLA, INC.	NO	95.55
COUCHE PAPER	BULKLEY DUNTON				2.84
	MAG PAPER				0.23
	PAPELERA
	PROGRESO,
	S.A.				0.20
	SUMINISTROS
	BROM, S.A.				0.51
	TORRAS PAPEL,
	S.A.				0.27
	PAPELERA
	LOZANO				0.04
		COUCHE PAPER	STORAM ENSON	YES	8.09
			BULKLEY DUNTON	YES	27.50
			M REAL	YES	2.97
			MYLLLIKOSKI
			PAPEL	YES	6.48
			BOWATER, INC.	YES	0.21
			UPM	YES	11.12
			INPACEL	YES	0.42
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.				7.64
	OFFSET
	MULTICOLOR
	S.A.				11.86
	IMPRESOS MOINO				2.27
	PROCESOS IND
	DE PAPEL, S.A.				1.29
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.				0.56
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.				1.48
	METROCOLOR
	DE MEXICO				0.36
	REPRODU
	CCIONES
	FOTOME
	CANICAS				1.59
	GRAFICA LA
	PRENSA, S.A.				0.21
	QUEBECOR
	WORLD
	MEXICO				0.85
	BARNICES Y
	EMPAQUES				0.52
	REFORSA				3.62
	FORMADORES
	Y EDITORES
	DE LIBROS				1.18
	LITOGRAFICA
	ROMA, S.A.				0.02
		PAPER AND IMPRESSION	PRO-OFFSET EDI-
			TORIAL, LTDA.	YES	0.39
			EDITORES, S.A.	YES	0.69
			EDITORIAL
			LA PATRIA,
			S.A.	YES	0.90
			PRINTER COLOM-
			BINA, S.A.	YES	0.66
			ZETA
			COMUNICACIO
			NES, S.A	YES	0.03

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES

					CONSOLIDATED
					Final Printing
	NET SALES		MARKET	MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	SHARE	TRADEMARKS	CUSTOMERS
			(%)
DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(235,801)

TELEVISION BROADCASTING:
PROGRAMMING HALF HOURS PRODUCED
(DOMESTIC)
ADVERTISED TIME SOLD (HALF HOURS)	1	3,653,951			TELEFONOS DE MEXICO, S.A. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					BIMBO, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
					S.C. JOHNSON AND SON, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					SABRITAS, S. DE R.L. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					PRODUCCIONES INFOVISION, S.A.DE C.V.
OTHER INCOME		41,736			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		268,290			T.V. CABLE, S.A. DE C.V.
					OPERADORA CENTRAL DE CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A. DE C.V.
					OPERADORA DEL PACIFICO DE CABLE, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					OPERADORA DE CABLE DE OCCIDENTE, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		23,099			BECLE DE MEXICO, S.A. DE C.V.
					HEWLETT-PACKARD MEXICO, S.A. DE C.V.
					FORD MOTOR COMPANY, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					EL PALACIO DE HIERRO, S.A. DE C.V.
					COMBE DE MEXICO, S. DE R.L. DE C.V.
					CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					MEDIOS MODERNOS, S.A. DE C.V.
					MARCAS NESTLE, S.A. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	14,144	205,397		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				REBELDE MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				SOCCERMANIA MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		143,864			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					DISTRIBUIDORA LIVERPOOL, S.A. DE C.V.
					MEDIA PLANNING, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		3,769			VARIOUS
PUBLISHING DISTRIBUTION:	2,782	45,895		MAGAZINE:	GENERAL PUBLIC (AUDIENCE)
				"MAESTRA DE PREESCOLAR"	DEALERS
				"EL SOLITARIO"	COMMERCIAL CENTERS (MALLS)
				"GQ MEXICO"
				"REVISTA DEL CONSUMIDOR"
				"ENTREPRENEUR"
				"SOLUCIONES INFORMATICAS"
SKY MEXICO
DTH BROADCAST SATELLITE		1,888,130		SKY	SUBSCRIBERS
PAY PER VIEW		71,907
CHANNEL COMMERCIALIZATION		23,472			COMBE DE MEXICO, S. DE R.L. DE C.V.
					MARKETING MODELO, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					EL PALACIO DE HIERRO, S.A. DE C.V.
CABLE TELEVISION:
DIGITAL SERVICE		456,329		CABLEVISION	SUBSCRIBERS
INTERNET SERVICES		71,034
SERVICE INSTALLATION		9,876
PAY PER VIEW		5,921
CHANNEL COMMERCIALIZATION		6,543			MARKETING MODELO, S.A. DE C.V.
OTHER		3,287			COMBE DE MEXICO, S. DE R.L. DE C.V.
					HEWLETT-PACKARD MEXICO, S. DE R.L. DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		151,004			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					MULTIMEDIOS CINEMAS, S.A. DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		107,253		AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		86,199		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					BWIN MEXICO, S.A. DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		74,383		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				ON LINE LOTTERY
ADVERTISED TIME SOLD IN RADIO		74,631			PEGASO, PCS, S.A. DE C.V.
					COMPAÑÍA CERVECERA DEL TROPICO, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					CERVECERIA CUAUHTEMOC MOCTEZUMA, S.A. DE C.V.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
					AEROVIAS DE MEXICO, S.A. DE C.V.
					BANCO MERCANTIL DEL NORTE, S.A.
					SABRITAS, S. DE R.L. DE C.V.
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(3,044)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		92,943			HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					OMD
OTHER INCOME		33,900			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		91,712			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
					DIRECTV CHILE TELEVISION
					GALAXY ENTERTAINMENT ARGENTINA, S.A.
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		14,886			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		524,599		TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	CORPORACION TELEVEN, S.A.
				TELEVISA	PROCTER & GAMBLE HELLAS, LTD
				TELEVISA	ILLIMANI DE COMUNICACIONES, S.A.
				TELEVISA	RED UNO BOLIVIA, S.A.
PUBLISHING:
MAGAZINE CIRCULATION	10,304	147,514		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
				REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MEGAZINE
				MAXIM MEGAZINE
				CONDORITO MEGAZINE
PUBLISHING		92,671			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					CELA COSMETICOS, S.A.
PUBLISHING DISTRIBUTION:	6,649	56,574		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				SOHO MAGAZINE
				CROMOS MAGAZINE
				JET SET MAGAZINE
				SEMANA MAGAZINE
				DINERO MAGAZINE
TOTAL		8,231,924

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES

					CONSOLIDATED
					Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS

FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		18,064	UNITED STATES OF AMERICA		HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					OMD
OTHER INCOME		33,855	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		68,137	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV.
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		GALAXY ENTERTAINMENT ARGENTINA, S.A.
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:

PROGRAMMING AND ROYALTIES		524,599	UNITED STATES OF AMERICA	TELEVISA	CORPORACION VENEZOLANA DE TELEVISION
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	CORPORACION TELEVEN, S.A.
			EUROPE	TELEVISA	PROCTER & GAMBLE HELLAS, LTD
			SOUTH AMERICA	TELEVISA	ILLIMANI DE COMUNICACIONES, S.A.
			AFRICA	TELEVISA	RED UNO BOLIVIA, S.A.
			ASIA	TELEVISA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		74,879	UNITED STATES OF AMERICA		HORIZON MEDIA, INC.
					BBD&O
					MINDSHARE
					MEDIAEDGE, CIA.
					GSD&M ADVERTISING
					OMD
OTHER INCOME		45	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		23,575	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		GALAXY ENTERTAINMENT ARGENTINA, S.A.
			COLOMBIA		ECHOSTAR SATELLITE CORPORATION
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		14,886			LIZ ADVERTISING, INC.
					CAPITAL MEDIA GROUP, INC.
					LA KD ENTERTAINMENT
					NRD MEDIA
PUBLISHING:
MAGAZINE CIRCULATION	10,304	147,514	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	NATIONAL GEOGRAPHIC MAGAZINE	DEALERS
			PANAMA	REBELDE MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				CARAS MAGAZINE
				CONDORITO MAGAZINE
				MAXIM MAGAZINE
PUBLISHING		92,671			PROCTER & GAMBLE
					L´OREAL
					DR. PEPPER
					ESTEE LAUDER
					JOHNSON & JOHNSON
					CELA COSMETICOS, S.A.
PUBLISHING DISTRIBUTION:	6,649	56,574	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	HOLA MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				SOHO MAGAZINE
				CROMOS MAGAZINE
				JET SET MAGAZINE
				SEMANA MAGAZINE
				DINERO MAGAZINE
INTERSEGMENT ELIMINATIONS		(3,044)
TOTAL		1,051,755

PROJECTS INFORMATION
(PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)

					CONSOLIDATED
					Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT MARCH 31, 2007, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:
DIGITALIZATION OF THE CABLE TELEVISION
NETWORK	U.S.$	219.2	U.S.$	173.1	79%

GAMING BUSINESS PROJECTS		39.2		28.9	74%

INFORMATION TECHNOLOGY PROJECTS OF
CABLE TELEVISION		22.7		18.4	81%

TECHNICAL EQUIPMENT FOR T.V. STATIONS		13.3		12.4	93%

MEXICAN PESOS DENOMINATED PROJECTS:

WALT MART PROJECT	PS.	206.4	PS.	190.8	92%
INFORMATION TECHNOLOGY PROJECTS		37.9		12.6	33%
GAMING BUSINESS PROJECTS		343.8		62.3	18%

FOREIGN CURRENCY TRANSLATION
(INFORMATION RELATED TO BULLETIN B-15)

CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING  EXCHANGE  RATE AT  THE  BALANCE SHEET DATE. RESULTING  EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS,  LIABILITIES  AND  RESULTS  OF OPERATIONS  OF NON-MEXICAN  SUBSIDIARIES  ARE  FIRST CONVERTED  TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY,  AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE  RATE  AS OF THE BALANCE SHEET  DATE  AT YEAR-END. RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. FINANCIAL STATEMENTS OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE  RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

IN CONNECTION WITH ITS NET INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED  AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE THE OUTSTANDING PRINCIPAL AMOUNT OF A PORTION OF ITS U.S.-DOLLAR-DENOMINATED SENIOR NOTES DUE 2011, 2025 AND 2032. WHICH TOTAL PRINCIPAL AMOUNT WAS OF U.S.$775.5 MILLION AND U.S.$971.9 MILLION AS OF DECEMBER 31, 2005 AND 2006, RESPECTIVELY. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS DESIGNATED HEDGING LONG-TERM DEBT, WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE RESULT) THROUGH MARCH 29, 2007, THE DATE ON WHICH THE INVESTMENT IN SHARES OF UNIVISION WAS DISPOSED BY THE GROUP.

THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2006,  HAVE BEEN RESTATED TO MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2007,  BY USING A RESTATEMENT FACTOR DERIVED FROM THE CHANGE IN THE NCPI, WHICH FOR 2006 WAS 1.04207.  HAD THE ALTERNATIVE WEIGHTED AVERAGE FACTOR ALLOWED UNDER MEXICAN FRS BEEN APPLIED TO RESTATE THE GROUP'S FINANCIAL STATEMENTS FOR MARCH 31, 2006, WHICH INCLUDED THE RESULTS OF MEXICAN AND NON-MEXICAN SUBSIDIARIES, THE RESTATEMENT FACTOR FOR MARCH 2006 WOULD HAVE BEEN 1.04212.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
CONSOLIDATED Final Printing
MEXICO CITY, D.F., APRIL 18, 2007—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”) TODAY ANNOUNCED RESULTS FOR FIRST QUARTER 2007. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS AND ARE ADJUSTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2007.

NET SALES

CONSOLIDATED NET SALES INCREASED 5.9% TO PS.8,231.9 MILLION IN FIRST QUARTER 2007 COMPARED WITH PS.7,776.2 MILLION IN FIRST QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR SKY MEXICO, OTHER BUSINESSES, CABLE TELEVISION, PAY TELEVISION NETWORKS, PROGRAMMING EXPORTS, AND PUBLISHING SEGMENTS. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER SALES IN OUR TELEVISION BROADCASTING AND PUBLISHING DISTRIBUTION SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME ROSE 4.4% TO PS.2,367.9 MILLION IN FIRST QUARTER 2007 COMPARED WITH PS.2,268 MILLION IN FIRST QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.699.6 MILLION AND PS.655.6 MILLION IN FIRST QUARTER OF 2007 AND 2006, RESPECTIVELY.

NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 45.6% TO PS.733.6 MILLION IN FIRST QUARTER 2007 COMPARED WITH PS.1,348 MILLION IN FIRST QUARTER 2006. THE NET DECREASE OF PS.614.4 MILLION REFLECTED I) A PS.603.3 MILLION INCREASE IN OTHER EXPENSE, NET, II) A PS.244.4 MILLION INCREASE IN EQUITY IN LOSSES OF AFFILIATES, NET, III) A PS.119.1 MILLION INCREASE IN MINORITY INTEREST NET INCOME, AND IV) A PS.35 MILLION INCREASE IN INCOME TAXES. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.99.9 MILLION INCREASE IN OPERATING INCOME, AND II) A PS.287.5 MILLION INCREASE IN INTEGRAL INCOME OF FINANCING.

FIRST-QUARTER RESULTS BY BUSINESS SEGMENT

THE FOLLOWING INFORMATION PRESENTS FIRST-QUARTER RESULTS ENDED MARCH 31, 2007 AND 2006, FOR EACH OF OUR BUSINESS SEGMENTS. AMOUNTS ARE PRESENTED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF MARCH 31, 2007.

TELEVISION BROADCASTING

FIRST-QUARTER SALES DECREASED 3.8% TO PS.3,822.5 MILLION COMPARED WITH PS.3,973.5 MILLION IN FIRST QUARTER 2006. THIS DECREASE REFLECTS PRIMARILY THE ABSENCE OF POLITICAL ADVERTISING RELATED TO THE PRESIDENTIAL ELECTIONS IN MEXICO SOLD DURING FIRST QUARTER 2006.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 11.5% TO PS.1,540.1 MILLION COMPARED WITH PS.1,739.9 MILLION IN FIRST QUARTER 2006, AND THE MARGIN DECREASED TO 40.3% COMPARED WITH 43.8% IN FIRST QUARTER 2006. THESE RESULTS REFLECT HIGHER COST OF SALES, LOWER SALES, AND A MARGINAL INCREASE IN OPERATING EXPENSES.

PAY TELEVISION NETWORKS

FIRST-QUARTER SALES INCREASED 32.8% TO PS.398 MILLION COMPARED WITH PS.299.8 MILLION IN FIRST QUARTER 2006. THIS INCREASE REFLECTS I) HIGHER REVENUES FROM CHANNELS SOLD IN MEXICO AND LATIN AMERICA; AND II) HIGHER SALES IN TUTV, OUR PAY-TELEVISION JOINT VENTURE WITH UNIVISION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER ADVERTISING SALES.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 65.8% TO PS.237.9 MILLION COMPARED WITH PS.143.5 MILLION IN FIRST QUARTER 2006, AND THE MARGIN INCREASED TO 59.8% COMPARED WITH 47.9% IN FIRST QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES.

PROGRAMMING EXPORTS

FIRST-QUARTER SALES INCREASED 18.3% TO PS.524.6 MILLION COMPARED WITH PS.443.5 MILLION IN FIRST QUARTER 2006. THIS INCREASE REFLECTS I) A 9.1% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$29.8 MILLION IN FIRST QUARTER 2007 COMPARED WITH US$27.3 MILLION IN FIRST QUARTER 2006; AND II) HIGHER PROGRAMMING SALES TO EUROPE, ASIA, AND LATIN AMERICA.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 75.6% TO PS.236.7 MILLION COMPARED WITH PS.134.8 MILLION IN FIRST QUARTER 2006, AND THE MARGIN INCREASED TO 45.1% COMPARED WITH 30.4% IN FIRST QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES AND LOWER OPERATING EXPENSES AND COST OF SALES.

PUBLISHING

FIRST-QUARTER SALES INCREASED 6.6% TO PS.593.2 MILLION COMPARED WITH PS.556.5 MILLION IN FIRST QUARTER 2006. THIS INCREASE REFLECTS A GREATER NUMBER OF ADVERTISING PAGES SOLD BOTH IN MEXICO AND ABROAD, AS WELL AS HIGHER REVENUES FROM MAGAZINE CIRCULATION ABROAD. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER REVENUES FROM MAGAZINE CIRCULATION IN MEXICO AND A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES AMOUNTING TO PS.6.2 MILLION.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 15.9% TO PS.53.8 MILLION COMPARED WITH PS.46.4 MILLION IN FIRST QUARTER 2006, AND THE MARGIN INCREASED TO 9.1% COMPARED WITH 8.3% IN FIRST QUARTER 2006. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

PUBLISHING DISTRIBUTION

FIRST-QUARTER SALES DECREASED 6.5% TO PS.102.5 MILLION COMPARED WITH PS.109.6 MILLION IN FIRST QUARTER 2006. THIS DECREASE REFLECTS I) LOWER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THE COMPANY, AND II) A NEGATIVE TRANSLATION EFFECT OF FOREIGN-CURRENCY-DENOMINATED SALES, WHICH AMOUNTED TO PS.1.8 MILLION. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER CIRCULATION IN MEXICO OF MAGAZINES PUBLISHED BY THIRD PARTIES.

FIRST-QUARTER OPERATING SEGMENT INCOME DECREASED 14.3% TO PS.7.2 MILLION COMPARED WITH PS.8.4 MILLION IN FIRST QUARTER 2006, AND THE MARGIN DECREASED TO 7% COMPARED WITH 7.7% IN FIRST QUARTER 2006. THESE RESULTS REFLECT LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

SKY MEXICO

FIRST-QUARTER SALES INCREASED 10.9% TO PS.1,983.5 MILLION COMPARED WITH PS.1,788 MILLION IN FIRST QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE MAINLY TO A 10.5% INCREASE IN THE SUBSCRIBER BASE. AS OF MARCH 31, 2007, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,453,300 (INCLUDING 101,100 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,315,100 (INCLUDING 73,600 COMMERCIAL SUBSCRIBERS) AS OF MARCH 31, 2006.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 18.5% TO PS.965.6 MILLION COMPARED WITH PS.814.9 MILLION IN FIRST QUARTER 2006, AND THE MARGIN INCREASED TO 48.7% COMPARED WITH 45.6% IN FIRST QUARTER 2006. THESE RESULTS CAME FROM HIGHER SALES AND LOWER OPERATING EXPENSES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES.

CABLE TELEVISION

FIRST-QUARTER SALES INCREASED 28.4% TO PS.553 MILLION COMPARED WITH PS.430.7 MILLION IN FIRST QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO I) A 17.2% INCREASE IN THE SUBSCRIBER BASE, WHICH, AS OF MARCH 31, 2007, REACHED 514,961, ALL OF WHICH ARE DIGITAL SUBSCRIBERS, COMPARED WITH 439,306 SUBSCRIBERS (INCLUDING 325,626 DIGITAL SUBSCRIBERS) REPORTED FOR THE FIRST QUARTER 2006; II) A 55.1% INCREASE IN BROADBAND SUBSCRIBERS TO 107,534 COMPARED WITH 69,326 REPORTED FOR THE FIRST QUARTER 2006; III) HIGHER ADVERTISING SALES; AND IV) A 3% AVERAGE RATE INCREASE EFFECTIVE MARCH 1, 2007.

FIRST-QUARTER OPERATING SEGMENT INCOME INCREASED 24% TO PS.202 MILLION COMPARED WITH PS.162.9 MILLION IN FIRST QUARTER 2006, AND MARGIN DECREASED TO 36.5% COMPARED WITH 37.8% IN FIRST QUARTER 2006. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

OTHER BUSINESSES

GIVEN THE SIZE OF OUR RADIO SEGMENT RELATIVE TO OUR CONSOLIDATED RESULTS, STARTING JANUARY 1, 2007, WE ARE CLASSIFYING THE RESULTS OF OPERATION OF OUR RADIO SEGMENT IN OUR OTHER BUSINESSES SEGMENT.

FIRST-QUARTER SALES INCREASED 32.6% TO PS.493.4 MILLION COMPARED WITH PS.372.1 MILLION IN FIRST QUARTER 2006. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, FEATURE-FILM DISTRIBUTION, INTERNET PORTAL, AND SPORTING BUSINESSES, WHICH WERE PARTIALLY OFFSET BY LOWER SALES IN OUR RADIO SEGMENT.

FIRST-QUARTER OPERATING SEGMENT LOSS INCREASED TO PS.87.4 MILLION COMPARED WITH A LOSS OF PS.17.9 MILLION IN FIRST QUARTER 2006, REFLECTING HIGHER COST OF SALES AND OPERATING EXPENSES, WHICH WERE PARTIALLY OFFSET BY HIGHER SALES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER 2007 AND 2006, AMOUNTED TO PS.238.8 MILLION AND PS.239.3 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

IN 2005, WE ADOPTED THE GUIDELINES OF THE INTERNATIONAL FINANCIAL REPORTING STANDARD 2, “SHARE-BASED PAYMENT,” ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD, WHICH REQUIRE ACCRUING IN STOCKHOLDERS’ EQUITY THE SHARE-BASED COMPENSATION EXPENSE MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OUR OFFICERS AND EMPLOYEES. IN FIRST QUARTER 2007, WE RECOGNIZED A SHARE-BASED COMPENSATION EXPENSE OF APPROXIMATELY PS.30.2 MILLION AS A CORPORATE EXPENSE.

NON-OPERATING RESULTS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.603.3 MILLION TO PS.695.6 MILLION IN FIRST QUARTER 2007 COMPARED WITH  PS.92.3 MILLION IN FIRST QUARTER 2006. THIS INCREASE PRIMARILY REFLECTED A NON-CASH NON-RECURRING CHARGE OF PS.651 MILLION IN CONNECTION WITH A LOSS ON DISPOSITION OF OUR INVESTMENT IN UNIVISION IN FIRST QUARTER 2007.

INTEGRAL RESULT OF FINANCING

THE INTEGRAL RESULT OF FINANCING INCREASED BY PS.287.5 MILLION TO AN INCOME OF PS.65.9 MILLION IN FIRST QUARTER 2007 FROM A COST OF PS.221.6 MILLION IN FIRST QUARTER 2006. THIS INCREASE REFLECTED PRIMARILY I) A PS.257.4 MILLION INCREASE IN NET FOREIGN-EXCHANGE GAIN RESULTING PRIMARILY FROM AN INCREASE IN THE AVERAGE OF OUR UNHEDGED MONETARY FOREIGN CURRENCY ASSET POSITION IN CONJUNCTION WITH A 2.15% DEPRECIATION OF THE MEXICAN PESO AGAINST THE U.S. DOLLAR IN FIRST QUARTER 2007; II) A PS.28.2 MILLION REDUCTION IN INTEREST EXPENSE, DUE PRIMARILY TO A LOWER AVERAGE AMOUNT OF OUR CONSOLIDATED DEBT; AND III) A PS.24.8 MILLION INCREASE IN INTEREST INCOME IN CONNECTION WITH A HIGHER AVERAGE AMOUNT OF INVESTMENTS IN FIRST QUARTER 2007 COMPARED WITH LAST YEAR’S COMPARABLE PERIOD. THESE FAVORABLE VARIANCES WERE PARTIALLY OFFSET BY A PS.22.9 MILLION INCREASE IN LOSS FROM MONETARY POSITION RESULTING PRIMARILY FROM HIGHER INFLATION IN FIRST QUARTER 2007 (1.02%) COMPARED WITH FIRST QUARTER 2006 (0.87%).

EQUITY IN RESULTS OF AFFILIATES, NET

EQUITY IN RESULTS OF AFFILIATES, NET, DECREASED BY PS.244.4 MILLION TO AN EQUITY IN LOSSES OF AFFILIATES OF PS.195.3 MILLION IN FIRST QUARTER 2007 COMPARED WITH EQUITY IN EARNINGS OF AFFILIATES OF PS.49.1 MILLION IN FIRST QUARTER 2006. THIS DECREASE REFLECTED HIGHER EQUITY IN LOSS OF LA SEXTA, AS WELL AS THE ABSENCE OF EQUITY INCOME OF UNIVISION IN FIRST QUARTER 2007.

INCOME TAXES

INCOME TAXES INCREASED BY PS.35 MILLION, TO PS.567.9 MILLION IN FIRST QUARTER 2007 COMPARED WITH PS.532.9 MILLION IN FIRST QUARTER 2006. THIS DECREASE REFLECTED PRIMARILY A HIGHER INCOME TAX BASE IN FIRST QUARTER 2007.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME INCREASED BY PS.119.1 MILLION TO PS.241.4 MILLION IN FIRST QUARTER 2007 COMPARED WITH PS.122.3 MILLION IN FIRST QUARTER 2006. THIS INCREASE REFLECTED PRIMARILY THE PORTION OF NET INCOME ATTRIBUTABLE TO THE INTEREST HELD BY MINORITY EQUITY OWNERS IN OUR SKY MEXICO AND CABLE TELEVISION SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN FIRST QUARTER 2007, WE INVESTED APPROXIMATELY US$36.7 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY U.S.$9.8 MILLION FOR OUR CABLE TELEVISION SEGMENT, US$17.1 MILLION FOR SKY MEXICO, U.S.$6.7 MILLION FOR GAMING, AND US$3.1 MILLION FOR OUR TELEVISION BROADCASTING AND OTHER BUSINESSES SEGMENTS. IN ADDITION, WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA FOR AN AGGREGATE AMOUNT OF €22 MILLION.

DEBT

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.19,022.7 MILLION AND PS.19,597.1 MILLION AS OF MARCH 31, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,238.2 MILLION AND PS.316.6 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY MEXICO HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,211.5 MILLION AND PS.1,330.7 MILLION AS OF MARCH 31, 2007 AND 2006, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.90.6 MILLION AND PS.83.2 MILLION, RESPECTIVELY.

AS OF MARCH 31, 2007, OUR CONSOLIDATED NET CASH POSITION WAS PS.11,836.3 MILLION, COMPARED WITH A CONSOLIDATED NET DEBT OF PS.1,204.1 MILLION, AS OF MARCH 31, 2006.

UNIVISION

ON MARCH 29, 2007, AS A RESULT OF THE CLOSING OF THE MERGER BETWEEN UNIVISION COMMUNICATIONS INC. (“UNIVISION) AND AN INVESTOR ACQUIRING GROUP, ALL OF TELEVISA’S SHARES AND WARRANTS, WITH EXERCISE PRICES BELOW THE PER-SHARE MERGER CONSIDERATION, IN UNIVISION HAVE BEEN CONVERTED INTO CASH IN AN AGGREGATE AMOUNT OF APPROXIMATELY US$1,094.4 MILLION.

SHARE BUYBACK PROGRAM

DURING FIRST QUARTER 2007, WE REPURCHASED APPROXIMATELY 14.3 MILLION CPOS FOR PS.891.1 MILLION IN NOMINAL TERMS. AT OUR UPCOMING SHAREHOLDER MEETING SCHEDULED FOR APRIL 27, 2007, THE BOARD OF DIRECTORS WILL PROPOSE TO SHAREHOLDERS TO CANCEL APPROXIMATELY 68 MILLION CPOS, REPURCHASED DURING 2006 AND FIRST QUARTER 2007.

DIVIDEND PROPOSAL

THE BOARD OF DIRECTORS AGREED TO SUBMIT TO THE SHAREHOLDER MEETING A PROPOSAL TO PAY AN EXTRAORDINARY DIVIDEND OF PS.1.1 PER CPO, IN ADDITION TO TELEVISA’S ORDINARY DIVIDEND OF PS.0.35 PER CPO, FOR A TOTAL OF PS.1.45 PER CPO. THE TOTAL AMOUNT OF THE DIVIDEND IS APPROXIMATELY PS.4,405 MILLION AND, IF APPROVED BY THE SHAREHOLDERS, WOULD BE PAID ON MAY 31, 2007. THIS REPRESENTS A DIVIDEND YIELD OF APPROXIMATELY 2.2% BASED ON TODAY’S CPO CLOSING PRICE.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN FIRST QUARTER 2007, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 71.3%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 69.7%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.8%.

OUTLOOK FOR 2007

FOR THE FULL YEAR, WE CONTINUE TO EXPECT TELEVISION BROADCASTING SALES TO DECREASE MARGINALLY, DUE TO LAST YEAR’S NON-RECURRING POLITICAL ANDWORLD CUP ADVERTISING, AND OPERATING SEGMENT INCOME MARGIN TO REMAIN ABOVE 50 PERCENT.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE FILM PRODUCTION AND DISTRIBUTION, GAMING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX  AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENT NOTES
CONSOLIDATED Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006
(IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
 OF MARCH 31, 2007, EXCEPT PER CPO, PER SHARE, AND PER UDI AMOUNTS)

1.	ACCOUNTING POLICIES:

THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELLY, THE "GROUP"), AS OF MARCH 31, 2007 AND 2006, AND FOR THE THREE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2005, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE MONTHS ENDED MARCH 31, 2007.

2.	PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

	2007		2006
BUILDINGS	Ps.	8,509,729	Ps.	8,389,666
BUILDING IMPROVEMENTS		1,641,559		1,648,405
TECHNICAL EQUIPMENT		20,635,040		19,358,117
SATELLITE TRANSPONDERS		1,746,126		1,753,953
FURNITURE AND FIXTURES		581,997		529,795
TRANSPORTATION EQUIPMENT		1,277,986		1,045,564
COMPUTER EQUIPMENT		1,634,311		1,523,094
		36,026,748		34,248,594
ACCUMULATED DEPRECIATION		(20,114,776)		(18,542,012)
		15,911,972		15,706,582
LAND		4,034,129		4,013,768
CONSTRUCTION AND PROJECTS IN PROGRESS		1,111,610		872,186
	Ps.	21,057,711	Ps.	20,592,536

DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006, WAS PS.615,932 AND PS.576,138, RESPECTIVELY.

3.	LONG-TERM DEBT SECURITIES:

AS OF MARCH 31, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2007			2006
LONG-TERM DEBT SECURITIES	U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS		U.S. DOLLAR PRINCIPAL AMOUNTS (THOUSANDS)	MEXICAN PESOS
11.875% SERIES “B” SENIOR NOTES DUE 2006 (A)	$-	Ps.	-	$5,343	Ps.	60,711
8.000% SENIOR NOTES DUE 2011 (A) (B)	71,951		793,979	75,484		817,557
6.625% SENIOR NOTES DUE 2025 (A) (B)	600,000		6,621,000	600,000		6,817,626
8.500% SENIOR NOTES DUE 2032 (A)	300,000		3,310,500	300,000		3,408,813
9.375% SENIOR NOTES DUE 2013 (C)	11,251		124,155	300,000		3,408,813
	$983,202		10,849,634	$1,280,827		14,513,520
8.15% UDI-DENOMINATED NOTES DUE 2007 (B) (D)			992,021			992,273
		Ps.	11,841,655		Ps.	15,505,793

(A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON SENIOR NOTES DUE 2011, 2025 AND 2032, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. THE SENIOR NOTES DUE 2011 AND 2032 WERE PRICED AT 98.793% AND 99.431%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 8.179% AND 8.553%, RESPECTIVELY. THE AGREEMENT FOR THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THESE SENIOR NOTES ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

(B)  IN MARCH AND MAY 2005, THE COMPANY ISSUED SENIOR NOTES DUE 2025 IN THE AGGREGATE AMOUNT OF U.S.$400 MILLION AND U.S.$200 MILLION, RESPECTIVELY, WHICH WERE PRICED AT 98.081% AND 98.632%, RESPECTIVELY, FOR A YIELD TO MATURITY OF 6.802% AND 6.787%, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$400 MILLION OFFERING, TOGETHER WITH CASH ON HAND, WERE USED TO FUND THE GROUP’S TENDER OFFERS MADE AND EXPIRED IN MARCH  2005 FOR ANY OR ALL OF THE SENIOR NOTES DUE 2011 AND THE MEXICAN PESOS EQUIVALENT OF UDI-DENOMINATED NOTES DUE 2007, AND PREPAID PRINCIPAL AMOUNT OF THESE SECURITIES IN THE AMOUNT OF APPROXIMATELY U.S.$222.0 MILLION AND PS.2,935,097 (NOMINAL), RESPECTIVELY, REPRESENTING APPROXIMATELY 74% AND 76% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SECURITIES, RESPECTIVELY. THE NET PROCEEDS OF THE U.S.$200 MILLION ISSUANCE WERE USED FOR CORPORATE PURPOSES, INCLUDING THE PREPAYMENT OF SOME OF THE GROUP’S OUTSTANDING INDEBTEDNESS.

(C) THESE SENIOR NOTES ARE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF SKY MEXICO. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.8580%, AND IS PAYABLE SEMI-ANNUALLY. SKY MEXICO MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER SEPTEMBER 19, 2008 AT REDEMPTION PRICES FROM 104.6875% TO 101.5625% BETWEEN SEPTEMBER 19, 2008 THROUGH SEPTEMBER 18, 2011, OR 100% COMMENCING ON SEPTEMBER 19, 2011,  PLUS ACCRUED AND UNPAID INTEREST, IF ANY. IN APRIL 2006, SKY MEXICO CONCLUDED AN OFFER TO PURCHASE ALL OF THESE SENIOR NOTES WITH THE TENDER OF 96.25% OF THE OUTSTANDING PRINCIPAL AMOUNT OF THESE SENIOR NOTES IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$324.3 MILLION. THIS TRANSACTION TOGETHER WITH RELATED FEES AND EXPENSES WERE FINANCED WITH TWO 10-YEAR BANK LOANS ENTERED INTO BY SKY MEXICO AND GUARANTEED BY THE COMPANY IN THE AGGREGATE PRINCIPAL AMOUNT OF PS.3,500,000, AND THE REMAINING WITH CASH ON HAND. ANNUAL INTEREST ON THIS  MEXICAN PESO INDEBTEDNESS IS AT THE WEIGHTED AVERAGE OF 8.836% FOR THE FIRST THREE YEARS, AND FLUCTUATES BETWEEN 8.74% AND THE MEXICAN INTERBANK RATE PLUS 24 BASIS POINTS FOR THE LAST SEVEN YEARS, AND IS PAYABLE ON A MONTHLY BASIS.

(D) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSIÓN" OR "UDIS"),  REPRESENTING 258,711,400 UDIS AS OF MARCH 31, 2007 AND 2006, RESPECTIVELY. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF MARCH 31, 2007 AND 2006 INCLUDES RESTAMENT OF PS.277,354 AND PS.247,541, RESPECTIVELY. THE UDI VALUE AS OF MARCH 31, 2007, WAS OF PS.3.834470 PER UDI.

IN CONNECTION WITH ITS NET INVESTMENT IN SHARES OF UNIVISION, THE GROUP DESIGNATED AS AN EFFECTIVE HEDGE OF FOREIGN EXCHANGE EXPOSURE THE OUTSTANDING PRINCIPAL AMOUNT OF A PORTION OF ITS U.S.-DOLLAR-DENOMINATED SENIOR NOTES DUE 2011, 2025 AND 2032, WHICH TOTAL PRINCIPAL AMOUNT WAS OF U.S.$775.5 MILLION AND U.S.$971.9 MILLION AS OF DECEMBER 31, 2005 AND 2006, RESPECTIVELY. CONSEQUENTLY, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS DESIGNATED HEDGING LONG-TERM DEBT, WAS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE RESULT) THROUGH MARCH 29, 2007, THE DATE ON WHICH THE INVESTMENT IN SHARES OF UNIVISION WAS DISPOSED BY THE GROUP  (SEE NOTES 7 AND 16).

IN JANUARY 2006, THE COMPANY REPURCHASED APPROXIMATELY U.S.$3.5 MILLION, OF THE OUTSTANDING PRINCIPAL AMOUNT OF SENIOR NOTES DUE 2011 IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$4.0 MILLION.

4.	CONTINGENCIES:

           IN JUNE 2003, THE COMPANY WAS NOTIFIED BY THE MEXICAN TAX AUTHORITY OF A FEDERAL TAX CLAIM MADE AGAINST THE COMPANY FOR APPROXIMATELY PS.960,700, INCLUDING PENALTIES AND SURCHARGES, FOR AN ALLEGED ASSETS TAX LIABILITY FOR THE YEAR 1994. THE COMPANY BELIEVES IT HAS MERITORIOUS DEFENSE AGAINST THIS CLAIM.

THERE ARE OTHER VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.	STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF MARCH 31, IS ANALYZED AS FOLLOWS:

	2007				2006
	NOMINAL PESOS		RESTATED PESOS		NOMINAL PESOS		RESTATED PESOS
CAPITAL STOCK ISSUED	Ps.	2,483,923	Ps.	10,229,044	Ps.	2,524,174	Ps.	10,394,801
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,427,692		3,841,792		4,427,692
LEGAL RESERVE		1,197,574		2,078,960		1,018,068		1,890,282
RESERVE FOR REPURCHASE OF SHARES		1,682,757		4,504,542		2,255,655		6,038,123
UNAPPROPRIATED EARNINGS		16,077,565		25,560,389		9,326,072		19,162,405
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,309,155		3,968,447		3,397,806		4,062,406
CUMULATIVE EFFECT OF DEFERRED TAXES		(2,197,681)		(3,139,179)		(2,197,681)		(3,139,179)
ACCUMULATED OTHER COMPREHENSIVE LOSS		—		(4,166,744)		—		(4,265,598)
NET INCOME FOR THE PERIOD		—		733,627		1,293,608		1,348,028
SHARES REPURCHASED		(7,826,275)		(8,541,691)		(6,785,694)		(7,429,058)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	35,655,087			Ps.	32,489,902

IN APRIL 2006, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE AMOUNT OF PS.1,131,119 (PS.1,087,049 NOMINAL), WHICH CONSISTED OF NOMINAL PS.0.35 PER CPO AND NOMINAL PS.0.00299145 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2006; AND (II) THE CANCELLATION OF APPROXIMATELY 5,888.5 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 50.3 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN 2004, 2005 AND 2006.

AS OF MARCH 31, 2007, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	123,478,023,925	10,085,757,560	113,392,266,365
SERIES “B” SHARES	59,162,448,976	5,943,015,127	53,219,433,849
SERIES “D” SHARES	90,372,213,365	5,704,990,464	84,667,222,901
SERIES “L” SHARES	90,372,213,365	5,704,990,464	84,667,222,901
	363,384,899,631	27,438,753,615	335,946,146,016

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF MARCH 31, 2007, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	7,960,106,700	-	7,960,106,700	Ps.	(3,352,277)
OWNED BY A COMPANY’S SUBSIDIARY (2)(3)	3,291,107,274	537,563,559	3,828,670,833		(938,390)
ACQUIRED BY A COMPANY’S TRUST (4)	7,819,753,968	7,830,222,114	15,649,976,082		(3,860,783)
ADVANCE FOR ACQUISITION OF SHARES (2)	-	-	-		(390,241)
	19,070,967,942	8,367,785,673	27,438,753,615	Ps.	(8,541,691)

(1)	DURING THE FIRST QUARTER OF 2007, THE COMPANY REPURCHASED 1,676,422,800 SHARES IN THE FORM OF 14,328,400 CPOS, IN THE AMOUNT OF PS.892,054 (PS.891,132 NOMINAL).
(2)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN.
(3)
IN MARCH, JULY AND DECEMBER 2006, THE GROUP RELEASED 2,159,501,058 SHARES, 1,272,976,263 SHARES AND 436,685,301 SHARES, RESPECTIVELY, IN THE FORM OF 18,457,274, CPOS, 10,880,139 CPOS AND 3,732,353 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.173,769, PS.192,800 AND PS.65,634, RESPECTIVELY, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH 2007 THE GROUP RELEASED 78,764,400 SHARES, IN THE FORM OF 673,200 CPOS, IN THE AMOUNT OF APPROXIMATELY PS.7,481 IN CONNECTION WITH THIS PLAN.

(4)
IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. IN APRIL AND DECEMBER 2006, THE GROUP RELEASED 40,018,680 SHARES AND 1,091,999,844 SHARES IN THE FORM OF 342,040 CPOS AND 9,333,332 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.4,060 AND PS.110,781, RESPECTIVELY, IN CONNECTION WITH THIS PLAN.

  THE GROUP ACCRUED IN MAJORITY STOCKHOLDER’S EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.30,183 (PS.30,111 NOMINAL) FOR THE FIRST QUARTER OF 2007, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED INCOME AS CORPORATE EXPENSE (SEE NOTE 11).

  BEGINNING ON MARCH 22, 2006, EACH GLOBAL  DEPOSITARY SHARE (“GDS”) OF THE COMPANY IS REPRESENTED BY FIVE CPOS (BEFORE THAT DATE EACH GDS WAS REPRESENTED BY 20 CPOS).

6.	RESERVE FOR REPURCHASE OF SHARES:

  AS OF MARCH 31, 2007, THE COMPANY MAINTAINED A RESERVE FOR REPURCHASE OF SHARES, WHICH WAS APPROVED BY THE SHAREHOLDERS OF THE COMPANY IN PRIOR YEARS BY APPROPRIATING FROM ACCUMULATED EARNINGS THE AMOUNT OF PS.7,559,289. THIS RESERVE WAS USED IN 1999, 2000, 2003 AND 2006, IN THE AMOUNT OF PS.310,811, PS.694,789, PS.515,566 AND PS.1,533,581, RESPECTIVELY, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY.

  IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.	INTEGRAL RESULT OF FINANCING:

INTEGRAL (INCOME) COST OF FINANCING FOR THE THREE MONTHS ENDED MARCH 31, CONSISTED OF:

	2007		2006
INTEREST EXPENSE (1)	Ps.	462,854	Ps.	491,053
INTEREST INCOME		(313,400)		(288,637)
FOREIGN EXCHANGE GAIN, NET (2)		(287,157)		(29,773)
LOSS FROM MONETARY POSITION, NET (3)		71,811		48,913
	Ps.	(65,892)	Ps.	221,556

(1)	INCLUDES RESTATEMENT OF UDI-DENOMINATED DEBT SECURITIES OF PS.11,814 AND PS.11,633 IN THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006, RESPECTIVELY.
(2)
NET OF FOREIGN EXCHANGE GAIN IN 2007 INCLUDES A NET GAIN FROM FOREIGN CURRENCY OPTION CONTRACTS OF PS.71,354 AND NET FOREIGN EXCHANGE GAIN IN 2006 INCLUDES A NET GAIN FOREIGN CURRENCY DERIVATIVE CONTRACT OF PS.11,680. A FOREIGN EXCHANGE  LOSS IN 2007 AND 2006, IN THE AMOUNT OF PS.206,045 AND PS.222,538, RESPECTIVELY, WAS HEDGED BY THE GROUP AND RECOGNIZED IN STOCKHOLDERS’ EQUITY AS OTHER COMPREHENSIVE RESULT (SEE NOTE 3).

(3)
THE LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS  MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2007 AND 2006 OF PS.36,618 AND PS.25,308, RESPECTIVELY, ARISING FROM TEMPORARY DIFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.	DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31 WAS DERIVED FROM:

	2007		2006
ASSETS:
ACCRUED LIABILITIES	Ps.	668,267	Ps.	835,126
GOODWILL		778,200		835,016
TAX LOSS CARRYFORWARDS		1,296,464		1,297,530
ALLOWANCE FOR DOUBTFUL ACCOUNTS		269,623		426,362
CUSTOMER ADVANCES		1,178,161		1,419,806
OTHERS ITEMS		161,477		221,831
		4,352,192		5,035,671
LIABILITIES:
INVENTORIES		(523,301)		(251,614)
PROPERTY, PLANT AND EQUIPMENT – NET		(986,516)		(1,130,773)
OTHER ITEMS		(1,156,023)		(1,378,479)
INNOVA		(890,301)		(1,206,904)
		(3,556,141)		(3,967,770)
DEFERRED-INCOME TAXS OF MEXICAN COMPANIES		796,051		1,067,901
DEFERRED TAX OF FOREIGN SUBSIDIARIES		(115,354)		(64,309)
ASSETS TAX		1,402,658		1,442,465
VALUATION ALLOWANCE		(3,304,334)		(2,663,036)
DEFERRED INCOME TAX LIABILITY		(1,220,979)		(216,979)
EFFECT ON CHANGE OF INCOME TAX RATES		-		33,918
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(1,220,979)	Ps.	(183,061)

9.	EXTRAORDINARY ITEMS:

NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN FRS NIF A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006.

10.	DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS NIF C-15 "IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL,” WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006.

11.	CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006.

12.	QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2007, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)					RESTATED NET RESULT
QUARTER	ACCUMULATED		QUARTER		INDEX AT END OF PERIOD	ACCUMULATED		QUARTER
2 / 06	Ps.	3,598,281	Ps.	2,307,431	117.059	Ps.	3,757,660	Ps.	2,409,632
3 / 06		6,149,532		2,486,361	119.170		6,308,159		2,550,499
4 / 06		8,586,188		2,341,450	121.015		8,673,381		2,365,222
1 / 07		733,627		733,627	122.244		733,627		733,627

(1)	AS REPORTED IN EACH QUARTER.

13.	INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2007 AND 2006, WERE AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
MARCH 2007:
TELEVISION BROADCASTING	Ps.	3,822,530	Ps.	74,144	Ps.	3,748,386	Ps.	1,540,059
PAY TELEVISION NETWORKS		397,987		128,961		269,026		237,891
PROGRAMMING EXPORTS		524,599		-		524,599		236,702
PUBLISHING		593,215		3,875		589,340		53,815
PUBLISHING DISTRIBUTION		102,469		3,210		99,259		7,179
SKY MEXICO		1,983,509		8,185		1,975,324		965,577
CABLE TELEVISION		552,990		805		552,185		201,996
OTHER BUSINESSES		493,470		19,665		473,805		(87,307)
SEGMENTS TOTALS		8,470,769		238,845		8,231,924		3,155,912
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(238,845)		(238,845)		-		(88,441)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(699,596)
CONSOLIDATED TOTAL	Ps.	8,231,924	Ps.	-	Ps.	8,231,924	Ps.	2,367,875	(1)

MARCH 2006:
TELEVISION BROADCASTING	Ps.	3,973,497	Ps.	108,108	Ps.	3,865,389	Ps.	1,739,946
PAY TELEVISION NETWORKS		299,807		74,912		224,895		143,490
PROGRAMMING EXPORTS		443,534		-		443,534		134,774
PUBLISHING		556,515		6,080		550,435		46,408
PUBLISHING DISTRIBUTION		109,608		3,526		106,082		8,422
SKY MEXICO		1,787,970		8,648		1,779,322		814,875
CABLE TELEVISION		430,653		634		430,019		162,895
OTHER BUSINESSES		413,899		37,348		376,551		(21,196)
SEGMENT TOTALS		8,015,483		239,256		7,776,227		3,029,614
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(239,256)		(239,256)		-		(105,974)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(655,670)
CONSOLIDATED TOTAL	Ps.	7,776,227	Ps.	-	Ps.	7,776,227	Ps.	2,267,970	(1)

(1)	Consolidated totals represent consolidated operating income.

14.	SKY MEXICO:

            IN THE FIRST QUARTER OF 2006, AFFILIATES OF DIRECTV COMPLETED THE ACQUISITION OF EQUITY INTERESTS IN SKY MEXICO, WHICH WERE FORMERLY HELD BY NEWS CORP, AND LIBERTY MEDIA. THIS ACQUISITION INCLUDED THE CAPITALIZATION OF THE PURCHASE PRICE OF THE LIST OF SUBSCRIBERS SOLD BY DIRECTV MEXICO TO SKY MEXICO IN THE AGGREGATE AMOUNT OF PS.641,538. AS A RESULT OF THESE TRANSACTIONS, THE GROUP’S EQUITY STAKE IN SKY MEXICO WAS REDUCED FROM 60% TO 52.7%, AND DIRECTV BECAME THE OWNER OF THE REMAINING 47.3% STAKE.

            IN THE SECOND QUARTER OF 2006, THE GROUP EXERCISED ITS OPTION TO ACQUIRE TWO-THIRDS OF THE EQUITY INTEREST IN SKY MEXICO THAT DIRECTV ACQUIRED FROM LIBERTY MEDIA. THIS MINORITY INTEREST ACQUISITION AMOUNTED TO APPROXIMATELY U.S.$58.7 MILLION, AND WAS FINANCED WITH CASH ON HAND. AFTER THIS TRANSACTION, THE GROUP´S INTEREST IN SKY MEXICO IS 58.7%, AND THE REMAINING 41.3% IS OWNED BY DIRECTV.  UNDER MEXICAN FRS, THE GROUP RECOGNIZED THIS MINORITY INTEREST ACQUISITION AS A TRANSACTION BETWEEN MINORITY AND MAJORITY EQUITY OWNERS, AND THE EXCESS OF THE PURCHASE PRICE PAID OVER THE CARRYING VALUE OF THE NET ASSETS ACQUIRED WAS ACCOUNTED FOR AS A CAPITAL DISTRIBUTION.

15.	INVESTMENTS:

            IN THE YEAR ENDED DECEMBER 31, 2006, AND THE FIRST QUARTER OF 2007, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, THE BROADCASTING TELEVISION VENTURE IN SPAIN, IN THE AMOUNT OF APPROXIMATELY 103.4 MILLION EUROS (PS.1,477.9 MILLION) AND 22.0 MILLION EUROS (PS.318.7 MILLION), RESPECTIVELY.

             IN NOVEMBER 2006, THE GROUP INVESTED U.S.$258 MILLION IN LONG-TERM NOTES CONVERTIBLE INTO 99.99% OF THE EQUITY OF ALVAFIG, S.A. DE C.V., WHICH HOLDS 49% OF THE EQUITY OF CABLEMAS, S.A. DE C.V. (“CABLEMAS”). THE LONG-TERM NOTES HAVE A FIVE-YEAR MATURITY WITH A COUPON RATE OF 8% IN THE FIRST YEAR AND 10% IN SUBSEQUENT YEARS. CABLEMAS IS THE SECOND LARGEST CABLE OPERATOR IN MÉXICO OPERATING IN 48 CITIES. THE CONVERSION OF THE LONG-TERM NOTES INTO EQUITY IS SUBJECT TO APPROVAL BY THE REGULATORY AUTHORITIES IN MEXICO.

16.	UNIVISION:

            BEGINNING IN THE THIRD QUARTER 2006, THE GROUP ANNOUNCED ITS INTENTION TO HAVE ITS SHARES AND WARRANTS OF UNIVISION COMMON STOCK CASHED OUT IN CONNECTION WITH THE MERGER CONTEMPLATED BY A RELATED AGREEMENT ENTERED INTO BY UNIVISION AND AN ACQUIRING INVESTOR GROUP. ACCORDINGLY, BEGINNING JULY 1, 2006, THE GROUP (I) CLASSIFIED ITS INVESTMENT IN SHARES OF UNIVISION COMMON STOCK  AS A CURRENT AVAILABLE-FOR-SALE FINANCIAL ASSET; (II) DISCONTINUED THE RECOGNITION OF ANY EQUITY METHOD RESULT RELATED TO THIS INVESTMENT (THROUGH JUNE 30, 2006, THE GROUP’S INVESTMENT IN SHARES OF UNIVISION WAS DEEMED PERMANENT AND ACCOUNTED FOR BY USING THE EQUITY METHOD); (III) RECORDED THIS FINANCIAL ASSET AT FAIR VALUE, WITH UNREALIZED GAINS AND LOSSES INCLUDED IN THE GROUP’S  CONSOLIDATED STOCKHOLDERS’ EQUITY AS ACCUMULATED OTHER COMPREHENSIVE RESULT; AND (IV) THIS FINANCIAL ASSET BECAME HEDGED BY THE GROUP’S OUTSTANDING SENIOR NOTES DUE 2011, 2025 AND 2032, IN THE AGGREGATE AMOUNT OF APPROXIMATELY U.S.$971.9 MILLION (SEE NOTE 3). THE PROPOSED MERGER WAS CONCLUDED BY UNIVISION ON MARCH 29, 2007, AND THE 30,107,534 SHARES OF UNIVISION COMMON STOCK OWNED BY THE GROUP WERE CONVERTED, LIKE ALL SHARES OF UNIVISION COMMON STOCK, INTO CASH AT U.S.$36.25 PER SHARE. ALSO, UNDER THE TERMS OF THE MERGER AGREEMENT, ALL OF THE GROUP’S WARRANTS TO ACQUIRE SHARES OF UNIVISION COMMON STOCK WERE CANCELLED. THE AGGREGATE CASH AMOUNT RECEIVED BY THE GROUP IN CONNECTION WITH THE CLOSING OF THIS MERGER WAS OF APPROXIMATELY U.S.$1,094.4 MILLION (PS.12,076.7).

- - - - - - - - -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated June 18, 2007	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President